Exhibit 99.2

RISK FACTORS

Risks Related to Calyxt’s Business and Operations

The Company’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.

Since the Company’s inception, it has deployed its technology platform toward delivering plant-based innovations and solutions, primarily to the agriculture end market. In October 2021, the Company announced a strategic initiative to focus it on engineering plant-based synthetic biology solutions across an expanded group of end markets, including the Company’s initial target end-markets—the cosmeceutical, nutraceutical and pharmaceutical markets—as well as other potential end markets, including advanced materials and chemical industries, in addition to the agriculture end market. This expanded and diversified focus places significant demands on the Company’s management, requires adaptations to the Company’s operational infrastructure, and necessitates incremental capital expenditures. If the Company fails to effectively and efficiently manage and implement the strategic initiative, its business, financial condition, and results of operations would be adversely impacted. The Company would face similar adverse impacts if it is unable to differentiate its offerings and capabilities from competitors in the synthetic biology industry, who may have a more established position in the synthetic biology industry, greater financial and operational resources than the Company, and other competitive advantages over the Company, or if the Company is otherwise not successful in marketing its offerings and capabilities to new target customers.

In addition, to the extent the Company faces technological and other challenges, including unanticipated costs or delays in the development of compounds intended to be produced using the BioFactory production system, challenges adapting its technology platform for specific customer-driven plant-based chemistry needs, or the inability to effectively or efficiently scale production, the Company’s business, financial condition and results of operations would be adversely impacted.

The AIML capabilities that the Company is developing for its PlantSpring platform remain in the early stages of development, and their implementation and effectiveness could be adversely affected by flawed algorithms, insufficient datasets, or errors resulting from human intervention. Further, the BioFactory production system and the Company’s ability to produce plant-based chemistries remain relatively unproven and may not be successful at scale or at all.

The market, including customers and potential investors, may be skeptical of the viability and benefits of the Company’s PlantSpring technology platform, its AIML capabilities, and its BioFactory production system because they are based on a novel approach and the adoption of complex and emerging technologies. There can be no assurance that the Company’s technology will be understood, approved, or accepted by customers, regulators, and potential investors or that the Company will be able to sell its services and products profitably at competitive prices and with features sufficient to establish demand. If potential investors are skeptical of the Company’s technology, its ability to raise capital and the value of its common stock may be adversely affected.

Moreover, because of the novelty and complexity of the Company’s PlantSpring platform and BioFactory production system, achieving broad commercial success may require that the Company overcomes potential customer skepticism regarding its capabilities, particularly in light of the historical challenges of scaling production in the field of synthetic biology. If the Company does not achieve the technical specifications required by its customers or successfully manage new product development processes, or if development work is not performed according to schedule, then the Company’s revenue growth from new pipeline products may be prevented or delayed, and the Company’s business and operating results may be harmed.

In order for novel products from the Company’s PlantSpring technology platform and its BioFactory production system to be successfully commercialized, it will be important for the Company to establish relationships not only with customers, but also with their suppliers in order to gain visibility into market trends, feature and specification demands, and manufacturing, regulatory, and distribution challenges. If the Company is unable to convince potential customers or their suppliers of the value of its synthetic biology products, the Company will not be successful in entering these markets and its business and results of operations will be adversely affected.

The Company has a limited operating history, which makes it difficult to evaluate its current business and prospects and may increase the risk an investment in the Company.

The Company is an early-stage synthetic biology company with a limited operating history that to date has been focused primarily on R&D and the Company’s previous go-to-market strategies. The Company’s limited operating history may make it difficult to evaluate its current business and prospects. The Company’s operating results for periods prior to October 2021 reflect results under the Company’s prior business models, which involved different areas of strategic focus, different cost structures, and different sources of revenues, which, in combination with its limited operating history, may make it difficult to evaluate its current business and prospects.

In implementing the Company’s current strategic focus on the development of plant-based synthetic biology products, the Company will encounter risks and difficulties frequently experienced by companies in rapidly developing and changing emergent industries, including challenges in developing products, determining appropriate investments of its limited resources, capital raising, and gaining customers for its novel products and innovations.

Investment in plant-based synthetic biology product development is a highly speculative endeavor. It entails significant upfront R&D investment to scale the BioFactory production system to sufficient levels to support commercialization, and there is significant risk that the Company will not be able to scale the BioFactory to these levels, or at all.

To commercialize its products, the Company must be successful in using its PCMs to produce target molecules at commercial scale and at a commercially viable cost. If the Company cannot achieve commercial scale production levels or commercially viable production economics for enough products to support its business plan, including through establishing and maintaining sufficient commercial scale and volume, it will be unable to achieve a sustainable business. The Company’s commercial scale production costs depend on many factors that could have a negative effect on its ability to sell products developed for customers at competitive prices, including, the Company’s ability to establish and maintain sufficient commercial scale and volume to attract third party contract manufacturing, referred to as infrastructure partners. There can be no assurance that the Company will be able to engage infrastructure partners on acceptable terms, including reasonable costs per unit of production, or at all.

If the Company is unable to achieve these economies of scale and targeted unit commercial production, its revenues, profitability, and financial condition will be adversely affected.

The Company expects that it will need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations.

The Company has incurred losses since its inception. As of September 30, 2021, the Company had an accumulated deficit of $189.0 million. The Company’s net losses were $22.1 million for the nine months ended September 30, 2021, and the Company used $14.7 million of cash for operating activities for the nine months ended September 30, 2021. The Company’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to the Company under applicable SEC regulations, from the capital markets, including under its Open Market Sale AgreementSM with Jefferies LLC (the ATM Facility).

As of December 31, 2021, the Company had $14.3 million of cash, cash equivalents, and restricted cash. The Company’s restricted cash is associated with its equipment financing leases and was $1.0 million as of September 30, 2021 and $0.6 million as of December 31, 2021. Current liabilities were $5.1 million as of September 30, 2021 and $4.1 million as of December 31, 2021.

The Company anticipates that it will continue to generate losses for the next several years. Over the longer term and until the Company can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, which the Company expects to be more readily available if Cellectis were to own less than 50 percent of the Company’s common stock, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, additional capital may not be available on reasonable terms, if at all.

For example, the Company currently expects that based on the Company’s public float, as of the date of the filing of the Company’s Annual Report for the year ended December 31, 2021, the Company will only permitted to utilize a “shelf” registration statement, including the registration statement under which the Company’s ATM Facility is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. From the date of the filing of the Annual Report for the year ended December 31, 2021 and for so long as the Company’s public float remains less than $75,000,000, it will not be permitted to sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules. Although alternative public and private transaction structures are expected to be available, these may require additional time and cost, may impose operational restrictions on the Company, and may not be available on attractive terms.

The Company’s current operating plans reflect a modest level of payments from customers for commercial activities in 2022 and planned spending to support the further scale up of the production of the BioFactory production system. The Company will require additional liquidity through public or private equity or debt financings to continue operations under this business plan over the next 12 months.

If the Company is unable to raise additional capital in a sufficient amount or on acceptable terms, management may be required to implement various cost reduction and other cash-focused measures to manage liquidity and the Company may have to significantly delay, scale back, or discontinue its development or commercialization activities. Failure to receive additional funding could cause the Company to cease operations, in part or in full. If the Company raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of the Company’s shares of common stock. Any of these events could significantly harm the Company’s business, financial condition, and prospects.

The Company faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Calyxt.

The market for products developed with synthetic biology is highly competitive, and the Company faces significant direct and indirect competition in several aspects of its business. See “Business—Competition”. Many of these competitors have substantially greater financial, technical, marketing, sales, distribution, and other resources than the Company. Many of the Company’s competitors engage in ongoing R&D, and technological developments by its competitors could render the Company’s technology less competitive or obsolete, resulting in reduced revenues compared to expectations. As a result, the Company may be unable to compete successfully against its current or future competitors, which may result in reductions in revenue, reduced margins, and the inability to achieve market acceptance for its products. The Company expects to continue to face significant competition.

The synthetic biology industry is still emerging and is characterized by rapid and significant technological changes, frequent new product introductions and enhancements, and evolving industry demands and standards. The Company’s future success will depend on its ability to sign and initiate commercial programs using its customer demand-driven approach to selecting compounds for development and scaling the production of those compounds in its BioFactory production system. Once commercial scale production occurs those customers will need to purchase the compound and integrate it into their business. The Company’s development activity needs to occur on a timely and cost-effective basis, and it will need to continue to advance its technology. Additionally, the Company’s customers may face significant competition or other risks that may adversely impact their business and results of operations.

The Company’s ability to compete effectively and to achieve commercial success also depends, in part, on its ability to identify and attract customers who contract with the Company to develop products for use in their production and contracting with those same third parties for the commercialization of those products. The Company may not be successful in achieving these factors and any such failure may adversely affect its business, results of operations and financial condition. Due to the lead time involved in developing a product for a customer using the Company’s platform, its potential customers will be required to make a number of assumptions and estimates regarding the commercial feasibility of the plant-based chemistry, including assumptions and estimates regarding the demand for those end-products and processes that will utilize the plant-based chemistry developed with the Company’s technology, the existence or non-existence of products being simultaneously developed by competitors, potential market penetration and obsolescence, whether planned or unplanned. As a result, it is possible that the Company may reach an agreement with a customer who wishes to develop a product that has been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought, that end-consumers do not like or otherwise is not competitive at the time of launch, in each case, after the incurrence of significant opportunity costs by the Company to develop such a product.

From time to time, third parties who may have competed in the agriculture end market once pursued by the Company may seek to license its technology. The Company has, in the past, entered such licensing arrangements and may enter such arrangements in the future. In certain circumstances, competitors who license the Company’s technology could use those technologies to develop their own products that would compete with products commercialized by the Company’s agriculturally focused collaboration partners, which may impact the Company’s future royalties.

The Company also anticipates increased competition in the future as new companies enter the market and new technologies become available. The Company’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of its competitors that are more effective or that enable them to develop and commercialize products more quickly or with lower expense than the Company is able to. At the same time, the expiration of patents covering existing technologies reduces the barriers to entry for competitors. If for any reason the Company’s technology becomes obsolete or uneconomical relative to competitors’ technologies, this would prevent or limit the Company’s ability to generate revenues from the commercialization of its products.

If the Company cannot enter into new customer partnerships and successfully execute on the underlying product development projects to bring a customer’s plant-based chemistry to commercial scale production and ultimately sell them the product, its business will be adversely affected.

The Company’s approach to product development is customer demand-driven and as a result, its success depends on the number, size, and scope of customer collaborations. The Company’s ability to win new business depends on many factors, including its reputation in the market, the differentiation of its PlantSpring technology platform and BioFactory production system relative to alternatives, the pricing and efficiency of its offerings relative to alternatives, its financial stability, and its technical capabilities. If the Company fails to establish a position of strength in any of these factors, its ability to either sign new customer agreements may suffer and this could adversely affect its prospects.

The Company engages in conversations about collaborations with potential customers regularly. The Company may spend considerable time and money engaging in these conversations and feasibility assessments, including understanding the technical specifications of a particular plant-based chemistry, customer concerns and limitations, and the legal or regulatory landscape of a potential program or offering, which may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful for many reasons, including the Company’s inability to complete the development of a plant-based chemistry to the customers’ specifications or within the customers’ time frames, or unsuccessful development or commercialization of products or processes by the Company’s customers. In such circumstances, the Company’s revenues from such an agreement might be meaningfully reduced.

Development of new or improved plant-based synthetic biology products that meet customer demand-driven specifications involves risks of failure inherent in the deployment of innovative and complex emerging technologies. Accordingly, if the Company or its infrastructure partners experience any significant delays in the development of new products or if new products do not meet customer specifications, the Company’s business, operating results, and financial condition would be adversely affected.

The Company intends to rely on third parties for at-scale BioFactory production and other services, and any performance issues by such third parties, or the Company’s inability to engage third parties on acceptable terms, may impact the Company’s ability to successfully meet its commercial obligations.

The Company’s current plan is to contract with third-party infrastructure partners for at-scale BioFactory production and for other R&D services. Although the Company intends to provide for audit and/or inspection rights and will provide the infrastructure partners with protocols regarding the production and handing of its plant-based chemistries, it will have limited control over the execution of their activities. Poor execution, failure to follow required protocols or regulatory requirements, or mishandling of the plant-based chemistry by these infrastructure partners could impair success, delay production, cause the Company to incur incremental costs, or damage the customer relationship.

Even if the Company’s infrastructure partners adhere to protocols, production runs and other R&D activities may fail to succeed for a variety of other reasons. Ultimately, the Company remains responsible for ensuring work performed is conducted in accordance with the applicable protocol and standards, and reliance on infrastructure partners does not relieve the Company of its responsibilities. Should these infrastructure partners fail to comply with these standards, the Company’s ability to develop plant-based chemistries in accordance with customer specifications or in a timely manner could be adversely impacted.

Additionally, if the Company is unable to maintain or enter into agreements with infrastructure partners on acceptable terms, or if engagement is terminated prematurely, the Company may be unable to conduct or complete research, development, and production in the anticipated manner. For example, establishing and operating infrastructure partner facilities may require the Company to make significant capital expenditures, which reduces its cash and places such capital at risk. Also, infrastructure partner agreements may contain terms that commit the Company to pay for other costs and amounts incurred or expected to be earned by the plant operators and owners, which can result in contractual liability and losses for it even if it terminates a particular infrastructure partner arrangement or decides to reduce or stop production under such an arrangement. Further, the Company cannot be sure that contract manufacturers will be available when it needs their services, that they will be willing to dedicate a portion of their capacity to the Company’s projects, or that it will be able to reach acceptable price, delivery, and other terms with the infrastructure partners for the provision of their production services.

If the Company’s relationship with any of these infrastructure partners is terminated, it may be unable to enter arrangements with alternative infrastructure partners on commercially reasonable terms, or at all. Switching or adding infrastructure partners can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new infrastructure partners commences work. As a result, delays may occur, which could materially impact the Company’s ability to meet desired development timelines, and its achievement of product-related revenues and profitability.

If the Company’s technology licensees are delayed or unsuccessful in their development activities associated with their license of the technology, its financial results could be affected.

The Company expects to license its technology and its historically developed seed-trait product candidates for traditional agriculture to third parties. If the Company’s licensees are delayed, are unsuccessful in their development and commercialization efforts, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of products developed using the licenses of the Company’s technology, it may not receive milestone and/or royalty payments as expected, and its financial results could be harmed. Further, if these licensee customers fail to market the licensed seed-trait products or products developed with the Company’s licensed technology at prices that will achieve or sustain market acceptance for those products, the Company’s future royalty revenues could be further harmed. If a product is commercialized by a licensee, its performance may also be impact by numerous risks, including competition from alternative products, product defects, changes in end-consumer demand, changes in law or regulation, or changes in economic conditions. Moreover, licensees have significant discretion in determining the efforts and resources applied to commercializing products utilizing the plant-based chemistries developed by the Company, and they may not commit sufficient resources to successfully advance a product candidate or achieve commercial success. Disputes may arise with licensees that cause the delay or termination of commercial contracts for current or future products or that results in costly litigation or arbitration that diverts management attention and resources.

Any outdoor agriculture product development agreements that the Company may enter in the future may be delayed or may be unsuccessful, which could adversely affect its financial results.

The Company may opportunistically enter into product development arrangements with third parties for the development and commercialization of certain outdoor agriculture seed traits. For example, in the third quarter of 2021, the Company announced that it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil as a commercial alternative to palm oil.

To the extent the Company enters into such product development agreements, their success will depend heavily on the efforts and activities of its customer’s commercialization efforts and as a result its ability to achieve milestone payments or generate royalties will not be within its direct control. If an outdoor agriculture product is commercialized by a licensee, its performance may also be impacted by numerous risks, including:

•	Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions;

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Climate change that may cause changes in weather patterns and conditions, including changes in rainfall and storm patterns and intensities, water shortages, changes in sea levels, and changes in temperature levels;

•	Licensee field trials may be unsuccessful;

•	Licensee products, and food containing those products, may fail to meet standards established by third-party non-GMO verification organizations;

•	The unintended presence of the Company’s traits in other products or plants may have a negative effect on the licensee’s operations.

The Company’s ability to continue as a going concern will depend on its ability to obtain additional financing.

The Company’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, from the capital markets. As of December 31, 2021, the Company had $14.3 million of cash, cash equivalents, and restricted cash. Current liabilities were $4.1 million as of December 31, 2021.

The Company’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. Even following the Company’s offering announced on February 17, 2022, the Company expects that there will be substantial doubt about its ability to continue as a going concern. To finance the Company’s continued operations under its current business plan over the next 12 months, the Company anticipates that it will need to raise additional capital. This estimate is based on assumptions that may prove to be wrong. Although management anticipates that can implement cost reduction and other cash-focused measures in order to manage liquidity to a certain extent, expenses could prove to be significantly higher than expected, leading to a more rapid consumption of the Company’s existing resources.

If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its audited consolidated financial statements, and it is likely that investors will lose all or part of their investment. If the Company seeks additional financing to fund its business activities in the future and there is substantial doubt about the Company’s ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to the Company on commercially reasonable terms or at all.

Calyxt’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2021, Calyxt had approximately $228.5 million of net operating losses, or NOLs, for federal and state income tax purposes, which may be available to offset federal income tax liabilities in the future. In addition, Calyxt may generate additional NOLs in future years. Calyxt has established a full valuation allowance for its deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

Calyxt’s ability to utilize its NOLs may be limited if it experiences an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended. An ownership change generally occurs if certain direct or indirect 5% shareholders increase their aggregate percentage ownership of a corporation’s stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change.

There is no assurance that Calyxt will not experience a current or future ownership change under Section 382 that would significantly limit or possibly eliminate its ability to use its NOLs. Current or potential future transactions by Calyxt involving the sale or issuance of Calyxt’s common stock or pre-funded warrants, or the exercise of common warrants, or a combination of such transactions, may result in ownership changes under Section 382. In addition, Calyxt may experience ownership changes as a result of shifts in the direct or indirect ownership of its stock, some of which may be outside of its control.

Under Section 382, a current or future ownership change would subject Calyxt to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change taxable income. This limitation is generally determined by multiplying the value of a corporation’s stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains in the assets held by such corporation at the time of the ownership change. This limitation could cause Calyxt’s U.S. federal income taxes to be greater, or to be paid earlier, than they otherwise would be, and could cause some of Calyxt’s NOLs to expire unused. Similar rules and limitations may apply for state income tax purposes. There is also a risk that future legal or regulatory changes may limit Calyxt’s ability to use current or future NOLs to offset Calyxt’s future federal income tax liabilities.

The Company is subject to various risks related to public health crises, including the COVID-19 pandemic, that could have material and adverse impacts on its business, financial condition, liquidity, and results of operations.

Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on the Company’s business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 pandemic, a global pandemic could cause significant disruption to the global economy, including in regions in which we, the Company’s suppliers, infrastructure partners, and customers do business. A regional epidemic or global pandemic and efforts to manage it, including those by governmental authorities, could have significant impacts on national and global financial markets, and could have a significant, negative impact on the Company’s and the Company’s customers’ operating results. Disruptions could include partial shutdowns of the Company’s facilities as mandated by government decree, significant travel restrictions, “work-from-home” orders, limited availability of the Company’s workforce, supplier constraints, supply chain interruptions, logistics challenges and limitations, and reduced demand from customers. The COVID-19 pandemic has had, and could continue to have, these effects on the economy and the Company’s business.

The extent to which the COVID-19 pandemic will continue to impact the Company’s business going forward will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, variant strains of the virus, vaccine availability and effectiveness, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. This unpredictability could limit the Company’s ability to respond to future developments quickly. Additionally, the impacts described above and other impacts of a global pandemic, including the COVID-19 pandemic and responses to it, could substantially increase the risk to the Company from the other risks described herein.

Risks Related to Calyxt’s Intellectual Property

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to the Company, could negatively impact its competitive position.

The patent positions of biotechnology companies and other actors in the Company’s fields of business can be highly uncertain and involve complex scientific, legal, and factual analyses. The interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed, or circumvented. Challenges to the Company or its licensors’ patents and patent applications, if successful, may result in the denial of it or its licensors’ patent applications or the loss or reduction in their scope. In addition, defending against such challenges may be costly and involve the diversion of significant management time. Accordingly, rights under any of the Company or its licensors’ patents may not provide it with enough protection against competitive products or processes and any loss, denial, or reduction in scope of any of such patents and patent applications may have a material adverse effect on its business.

Even if not challenged, the Company or its licensors’ patents and patent applications may not adequately protect its product candidates or technology or prevent others from designing their products or technology to avoid being covered by the Company or its licensors’ patent claims. If the breadth or strength of protection provided by the patents the Company owns or licenses is threatened, it could dissuade companies from partnering with it to develop, and could threaten the ability to successfully commercialize, the Company’s product candidates.

If the Company or its licensors fail to obtain and maintain patent protection and trade secret protection of its product candidates and technology, it could lose competitive advantage and competition the Company faces would increase, reducing any potential revenues and have a material adverse effect on its business.

The Company will not seek to protect its intellectual property rights in all jurisdictions throughout the world and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.

Filing, prosecuting, and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. The Company’s intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, the Company may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions.

Competitors may use the Company’s technologies in jurisdictions where it or its licensors do not pursue and obtain patent protection. Further, competitors may export otherwise infringing products to territories where the Company or its licensors have patent protection, but where the ability to enforce those patent rights is not as strong as in the United States. These products may compete with the Company’s products and its intellectual property rights and such rights may not be effective or enough to prevent such competition.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use the Company’s discoveries or to develop and commercialize its technology and products without providing any notice or compensation or may limit the scope of patent protection that the Company or its licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending the Company’s intellectual property rights.

Furthermore, proceedings to enforce the Company’s licensors’ and its patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put the Company or its licensors’ patents at risk of being invalidated or interpreted narrowly, could put it or its licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against it or its licensors. The Company may not prevail in any lawsuits that initiates, and the damages or other remedies awarded to it, if any, may not be commercially meaningful, while the damages and other remedies the Company may be ordered to pay such third parties may be significant. Accordingly, the Company’s licensors and its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Third parties may assert rights to inventions the Company develops or otherwise regards as its own.

Third parties may in the future make claims challenging the inventorship or ownership of the Company or its licensors’ intellectual property. The Company has written agreements with R&D partners that provide for the ownership of intellectual property arising from the relationship. Some agreements provide that the Company must negotiate certain commercial rights at a later date and others may not include or clearly address the allocation of intellectual property rights. If the Company cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from the Company’s use of a third-party partner’s materials, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, the Company may be limited in its ability to capitalize on the full market potential of these inventions. In addition, the Company may face claims by third parties that its agreements with employees, contractors, or consultants obligating them to assign intellectual property to it are ineffective or are in conflict with prior or competing contractual obligations of assignment. Litigation may be necessary to resolve an ownership dispute, and if the Company is not successful, it may be precluded from using certain intellectual property and associated products and technology, which could have a material adverse effect on its business.

In addition, the research resulting in certain of the Company’s in-licensed patent rights and technology was funded in part by the United States government. As a result, the United States government has certain rights to such patent rights and technology, which include march-in rights. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. The government can exercise its march-in rights if it determines that action is necessary because the Company fails to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. Any exercise by the government of any of the foregoing rights could have a material adverse effect on the Company’s business.

Any infringement, misappropriation, or other violation by the Company of intellectual property rights of others may prevent or delay its product development efforts and may prevent or increase the costs of successful commercialization by the Company, its customers or its licensees.

The Company’s success will depend in part on its ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. The Company cannot assure that its business operations, products developed, historically developed agriculture-focused product candidates, and methods and the business operations, products, product candidates and methods of its customers or licensees do not or will not infringe, misappropriate, or otherwise violate the patents or other intellectual property rights of third parties.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that the Company’s product development activities, products, product candidates or the use of its technologies infringe, misappropriate, or otherwise violate patent claims or other intellectual property rights held by them or that it is employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against the Company may require it to pay substantial damages, including treble damages and attorneys’ fees if it or its partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if the Company is forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if the Company was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same intellectual property rights or technologies licensed to the Company. In addition, if any such claim were successfully asserted against the Company and it could not obtain a license, the Company or its partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing its products, product candidates or other infringing technology, or those it develops with its R&D partners.

Even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on the organization. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Company’s common stock. Such litigation or proceedings could substantially increase the Company’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. If the Company is unable to avoid infringing the patent rights of others, it may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time consuming. The Company may not have enough resources to bring these actions to a successful conclusion.

Any of these risks coming to fruition could have a material adverse effect on the Company’s business, results of operations, financial condition, and prospects.

The Company may be unsuccessful in developing, licensing, or acquiring intellectual property that may be required to develop and commercialize its product candidates.

The Company’s programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties; the growth of its business may depend in part on its ability to acquire, in-license or use these intellectual property and proprietary rights. However, the Company may be unable to acquire or in-license any third-party intellectual property or proprietary rights that may be key to development. Even if the Company can acquire or in-license such rights, it may be unable to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and several more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that the Company may consider attractive or necessary. These established companies may have a competitive advantage over the Company due to their size, capital resources and agricultural development and commercialization capabilities.

In connection with his appointment as chair of the Scientific Advisory Board, Dr. Dan Voytas is no longer the Company’s Chief Science Officer, a position he held from the Company’s founding in January 2010 through February 2021. The consulting agreement with Dr. Voytas, while he served as Chief Science Officer, and the current engagement letter with Dr. Voytas, as chair of the Scientific Advisory Board, each generally obligates Dr. Voytas to assign to the Company any intellectual property solely or jointly conceived, developed or reduced to practice by him in the course of the performance of his services to the Company. However, the Company does not have any rights, including any assignment or right of first refusal rights, to intellectual property conceived, developed, or reduced to practice by Dr. Voytas outside the course of the performance of his services to the Company, including in connection with his employment at the University of Minnesota.

In addition, companies that perceive the Company to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to the Company. The Company also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all. If the Company is unable to successfully acquire or in-license rights to required third-party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights the Company has, it may have to cease development of the relevant program, product, or product candidate, which could have a material adverse effect on its business.

The Company licenses a portion of its intellectual property from Cellectis, its majority stockholder, and the University of Minnesota.

The Company relies on the intellectual property it licenses from Cellectis and the University of Minnesota. If it does not comply with obligations under the license agreements, it may be subject to damages, which may be significant, and in some cases Cellectis and/or the University of Minnesota may have the right to terminate the license agreement. Any termination of the Company’s license agreement with Cellectis or the University of Minnesota could have a material adverse effect on its business and results of operations.

Moreover, any enforcement of the licensed intellectual property could be subject it to challenge by third parties and if any such challenge is successful, such intellectual property could be narrowed in scope or held to be invalid or unenforceable, which could materially impair any competitive advantage afforded to the Company by such intellectual property. There can be no assurance that Cellectis or the University of Minnesota will prosecute and maintain such intellectual property in the best interests of the Company’s business or at all, and, if Cellectis or the University of Minnesota fails to properly prosecute and maintain such intellectual property, the Company could lose rights to such intellectual property, which would materially impair any competitive advantage afforded to it by such intellectual property. For more information regarding the Company’s license agreement with Cellectis or the license agreement between Cellectis and the University of Minnesota, please see “Business—Intellectual Property.”

Risks Related to Regulatory and Legal Matters

Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of the Company’s products and technologies and could harm its business.

The Company’s technologies and products involve the use of genetically modified or edited plant cells. Public perception about the safety of, and ethical, legal, or social concerns over, genetically engineered products, including genetically modified or edited plant genetic materials, could affect public acceptance of the Company’s products. If the Company is not able to overcome any such concerns relating to its products, these technologies may not be accepted by its customers or end-users of the customers’ products that incorporate the Company’s products. In addition, the use of genetically modified or edited plant cells has in the past received negative publicity, which could lead to greater regulation or restrictions on imports of the Company’s products. If the Company’s technologies and products are not accepted by its customers or their end-users due to negative publicity or lack of public acceptance, the Company’s business could be materially harmed.

The Company may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements.

The Company has developed hemp product candidates and is currently exploring licensing opportunities in the crop. Hemp is legally distinct from marijuana and recognized as an agricultural crop by the United States government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. It is difficult to predict whether regulators, such as the USDA or the MDA, will alter the manner in which they interpret existing federal and state laws and regulations on hemp or institute new regulations, or otherwise modify regulations in a way that will render compliance more burdensome. As the Company continues to pursue hemp as a product candidate, it may become subject to increasing regulation particular to hemp, which could require it to incur additional costs associated with compliance requirements.

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how the Company’s products will be regulated.

The regulatory environment around gene editing and genetic modification in plants is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified and gene edited products and materials, which continue to evolve, and which may encapsulate the Company’s products. To the extent regulatory frameworks outside of the United States are not receptive to the Company’s genetic modification and gene editing technologies, this may limit its ability to expand into other global markets.

Complying with the regulatory requirements outside the United States will be costly and time-consuming, and there is no guarantee the Company will be able to commercialize its products outside the United States. Such regulatory requirements may also inhibit the Company’s ability to market and sell its products to customers located outside of the United States.

The Company cannot predict whether or when any jurisdiction will change its regulations with respect to its products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval or clearance activities or influence public opinion against genetically engineered and/or gene edited products. In addition, governmental reaction to negative publicity concerning the Company’s products could result in greater regulation of genetic research and derivative products or regulatory costs that render its products cost prohibitive.

The scale of the industries in which the Company intends as the end markets for its products may make it difficult to monitor and control the distribution of the Company’s products. As a result, the Company’s products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against the Company, which could result in significant expenses and management attention.

The Company may use biological materials in its business and is subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

The Company is subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. The Company’s R&D processes involve the controlled use of hazardous materials, including biological materials. The Company may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and its liability may exceed any insurance coverage and its total assets. Compliance with environmental, health and safety laws and regulations may be expensive and may impair the Company’s R&D efforts. If the Company fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, the Company cannot predict the impact on its business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair the Company’s research, development or production efforts or result in increased expense of compliance.

The regulatory environment in the United States is uncertain and evolving and may impact Calyxt’s customers’ willingness to utilize the Company’s products.

The Company anticipates that its customers will be responsible for any regulatory activities associated with development of compounds commissioned from the Company. Such regulatory activities may involve significant expense and changes in applicable regulatory requirements could result in a substantial increases in the time and costs associated with such activities. It is difficult for the Company and its customers to predict whether regulators, such as the USDA or FDA, will alter the manner in which they interpret existing laws and regulations or institute new regulations, or otherwise modify regulations in a way that will subject products utilizing the Company’s synthetic biology products to more burdensome standards, thereby substantially increasing the time and costs associated with the regulatory activities of the Company’s customers. If the regulatory burden and expense required for the utilization of the Company’s products becomes too significant, the Company’s customers may seek alternatives that involve lesser regulatory costs.

If the Company is sued for defective products and if such lawsuits were determined adversely, it could be subject to substantial damages, for which insurance coverage is not available.

The Company expects that some applications of its products will be used as components of customers’ end products and therefore its success will be tied, in part, to the success of such end products. The Company cannot assure you that material performance problems, defects, errors or delays will not arise in its products or the end products in which they are used as components.

The Company expects to provide warranties that its products will meet customer specifications. The costs incurred in correcting any failures to meet such specifications may be substantial and could adversely affect the Company’s business. If the Company’s products or the end products of which they are components, contain defects or are delayed, it may experience:

•	a failure to achieve commercial traction with the Company’s target customers;

•	loss of customer contracts or delays in fulfilling the Company’s contractual obligations;

•	damage to the Company’s brand reputation;

•	product recalls or replacements;

•	inability to attract new customers and collaboration opportunities;

•	diversion of resources from the Company’s R&D and sales activities; and

•	legal and regulatory claims against the Company, including product liability claims, which could be costly, time consuming to defend, result in substantial damages and result in reputational damage.

Risks Related to Ownership of Calyxt’s Common Stock and its Relationship with Cellectis

The market price of the Company’s common stock has been and could remain volatile, which could adversely affect the market price of its common stock.

The market price of Calyxt’s common stock has experienced, and may continue to experience, volatility in response to various factors, such as:

•	the Company’s strategic initiatives and technologies;

•	fluctuations in the Company’s financial results or outlook or peer companies;

•	changes in estimates of the Company’s financial results or recommendations by securities analysts;

•	changes in the Company’s capital structure, such as future issuances of common stock or the incurrence of debt;

•	announcements by the Company or its competitors of significant contracts, acquisitions or strategic partnerships;

•	regulatory developments in the United States, and/or other foreign countries;

•	litigation involving the Company, its general industry or both;

•	additions or departures of key personnel;

•	market perceptions regarding Calyxt’s prospects and technologies; and

•	changes in general economic, industry and market conditions affecting the Company, its competitors, or Cellectis; and

•	the ongoing impacts of the COVID-19 pandemic and resulting impact on stock market performance.

Between January 1, 2021, and February 16, 2022, the closing sales price of Calyxt’s common stock on the Nasdaq Global Market fluctuated from a high of $12.43 per share to a low of $1.38 per share.

These and other market and industry factors may cause the market price and demand for Calyxt’s common stock to fluctuate substantially, regardless of Calyxt’s actual operating performance, which may limit or prevent investors from readily selling their common stock at a favorable price or at all and may otherwise negatively affect the liquidity of Calyxt’s common stock.

Furthermore, stock markets have experienced price and volume fluctuations that have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes and international currency fluctuations, may negatively affect the market price of the Company’s common stock.

Certain rights that Cellectis possesses will prevent other stockholders from influencing significant decisions, even after Cellectis’ ownership of Calyxt common stock falls substantially below a majority.

As of December 31, 2021, Cellectis owned 61.8 percent of the Company’s outstanding shares of common stock. Pursuant to the stockholders’ agreement between the Company and Cellectis, Cellectis will continue to retain substantial rights with respect to the Company for so long as it beneficially owns at least 15 percent of the outstanding shares of the Company’s common stock (“Continuing Cellectis Rights”).

The Continuing Cellectis Rights, include the right to nominate a number of designees for the Company’s board of directors representing a majority of the directors, to designate the Chairman of the board of directors and to have at least one designated director serve on each board committee. In addition, the Continuing Cellectis Rights include information rights for Cellectis, as well as approval rights over a significant number of key aspects of Calyxt’s operations and management, including certain changes to Calyxt’s constitutive documents, the making of any regular or special dividends, the commencement of any voluntary bankruptcy proceeding or any consent to any bankruptcy proceeding, any appointment to or removal from the board of directors, and the consummation of any public or private offering, merger, amalgamation or consolidation of Calyxt, the spinoff of a business of the Company, or any sale, conveyance, transfer or other disposition of Calyxt’s assets.

For so long as Cellectis continues to hold at least 50 percent of the outstanding shares of the Company’s common stock, Cellectis possesses approval rights over a broader, more expansive number of key aspects of its operations and management, as set forth in the stockholders’ agreement. Cellectis’ rights under the stockholders agreement, including the Continuing Cellectis Rights, are incorporated into, and form a part of, the Company’s certificate of incorporation and bylaws, which makes any amendment, repeal or modification of such rights burdensome.

Following the date on which Cellectis and its affiliates no longer beneficially own more than 50 percent of the outstanding shares of Common Stock of the Company:

•	the Company’s Board of Directors will switch to a staggered board divided into three classes, with directors serving three-year terms;

•	no director may be removed by the stockholders except for cause upon a majority vote of the stockholders;

•

stockholder action may only be taken upon a majority vote of stockholders at a duly noticed stockholder meeting called in accordance with the Company’s bylaws and may not be taken by written consent without a meeting;

•	special stockholder meetings may be called only by a majority of the entire board of directors and not by the stockholders;

•

the Company shall be governed by Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15 percent or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless certain conditions are satisfied; and

•

specified provisions of the Company’s Certificate of Incorporation and Bylaws, including those described in this risk factor, may not be repealed, amended or modified, unless such action is approved by a super-majority (66 2/3 percent) stockholder vote of all outstanding voting securities.

In addition, following the first date on which Cellectis no longer beneficially owns more than 50 percent of the Company’s outstanding common stock, certain provisions of the Company’s certificate of incorporation, bylaws and other agreements may make it more difficult for the Company’s stockholders to influence its decisions or for a third party to acquire control of the Company, or may discourage a third-party from attempting to acquire control of the Company, in each case, even if these actions were considered beneficial by many stockholders or might involve transactions in which the Company’s stockholders might otherwise receive a premium for their shares of the Company’s common stock. Further, these provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock, possibly depressing the market price of its common stock. As a result, stockholders may be limited in their ability to obtain a premium for their shares both while ownership of the Company’s common stock is concentrated with Cellectis and after such time it is not.

As a result of the foregoing rights, Cellectis currently controls the direction of the Company’s business and is expected, for so long as it holds 15 percent of the Company’s outstanding common stock, to continue to have extensive influence over important operational decisions. The extent of Cellectis’ influence and the nature of its rights could prevent other stockholders from influencing significant decisions of the Company.

Future sales and issuances of the Company’s common stock could result in additional dilution of the percentage ownership of its stockholders and could cause the stock price to decline.

From time to time, the Company has sold a substantial number of shares of its common stock, which results in dilution to the Company’s stockholders. In the future, the Company may sell additional equity securities in one or more transactions at prices and in a manner the Company determines from time-to-time, to finance its business operations and investments. To the extent the Company raises capital by issuing equity securities, its stockholders may experience substantial dilution.

If Cellectis sells a substantial number of shares of the Company’s common stock in either the private or public markets, the market price of the Company’s common stock could decrease materially. The perception in the public market that these stockholders might sell the Company’s common stock could also depress the market price of its common stock and could impair the Company’s future ability to obtain capital, especially through an offering of equity securities.

Shares of the Company’s common stock issued or issuable under its equity incentive plans to employees and directors have been registered on Form S-8 registration statements and may be freely sold in the public market upon issuance.

If Cellectis sells a controlling interest in the Company to a third party, stockholders may not realize any change-of-control premium on shares of the Company’s common stock.

Cellectis has the ability, should it choose to do so, to sell some or all its shares of the Company’s common stock to a third party, which, if sufficient in size, could result in a change of control of the Company. In certain circumstances, a third-party buyer may not be willing to pay a premium over the current market price of the Company’s common stock to acquire a controlling interest in Calyxt. The Company’s stockholders would not have the right to participate in Cellectis’ sale of its common stock to a third-party buyer nor would the third-party buyer be required to make an offer to acquire shares of the common stock from any stockholder other than Cellectis.

If Cellectis sold a controlling interest to a third party, any change-of-control premium on shares of the Company’s common stock would only accrue to Cellectis and not to any of the Company’s other stockholders. Additionally, through its ownership of a majority of its common stock and its contractual rights under the stockholders’ agreement, Cellectis will also determine whether a change of control of Calyxt occurs and if so, on what terms. In certain circumstances, including in connection with a proposed sale of Calyxt, Cellectis’ interests as a stockholder of Calyxt may be different than the interests of other stockholders.

Future sales of common stock by Cellectis or others of the Company’s common stock, or the perception that such sales may occur, could depress the market price of its common stock.

As of December 31, 2021, Cellectis owned 61.8 percent of the Company’s outstanding shares of common stock. Future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act for so long as Cellectis is deemed to be the Company’s affiliate, unless the shares to be sold are registered with the SEC. If Cellectis were to register its shares with the SEC, it could dispose of them at will. The Company is unable to predict with certainty whether or when Cellectis will sell a substantial number of shares of the Company’s common stock. The sale by Cellectis of a substantial number of shares, or a perception that such sales could occur, could significantly reduce the market price of the Company’s common stock.

Cellectis and the Company’s directors who have relationships with Cellectis may have conflicts of interest with respect to matters involving the company.

The Company’s certificate of incorporation provides that none of Cellectis, or any of its officers, directors, agents, shareholders, members, partners, subsidiaries (other than Calyxt and any future subsidiaries) and their affiliates will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that Cellectis or any such individual directs a corporate opportunity to Cellectis or its affiliates instead of the Company, or does not communicate information regarding a corporate opportunity to the Company that such person or affiliate has directed to Cellectis or its affiliates.

The Company’s certificate of incorporation also provides that neither Cellectis nor any of its affiliates or any of the Company’s nonemployee directors will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which it or any future subsidiaries now engage or propose to engage or otherwise competing with it or any of its future subsidiaries.

The Company’s license agreement with Cellectis does not restrict Cellectis from competing with the Company generally. Cellectis could develop and commercialize agricultural and food products that may compete with the Company’s current products or products in its pipeline using Cellectis intellectual property or technologies other than the gene editing technologies Cellectis has licensed to the Company. Cellectis could also use the licensed gene editing technologies to develop and commercialize products involving animals and animal cells and these animal-based products may be competitive with the Company’s plant-based products in certain circumstances.

One of the Company’s directors, Laurent Arthaud, is also a director of Cellectis, and Cellectis has the right to designate additional directors to serve on the Calyxt board of directors. Mr. Arthaud and any other directors designated by Cellectis who have relationships with Cellectis will have fiduciary duties to the Company and in addition will have duties to Cellectis.

Accordingly, there may be real or apparent conflicts of interest with respect to matters affecting both the Company and Cellectis, whose interests, in some circumstances, may be different than the interests of other stockholders or its interests.

The concentration of ownership of the Company’s common stock and provisions in its Certificate of Incorporation, Bylaws and Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of its common stock.

The fact that Cellectis owns 61.8 percent of the Company’s common stock and Cellectis’ rights under the stockholders’ agreement to approve a sale of Calyxt and other changes to the Board of Directors and management will prevent a third party from attempting to acquire control of Calyxt and prevent changes to the Board of Directors or management, even if a sale of Calyxt or the changes would be considered beneficial by many stockholders other than Cellectis.

Following the first date on which Cellectis no longer beneficially owns more than 50 percent of the outstanding shares of the Company’s common stock, certain provisions of its certificate of incorporation, bylaws and other agreements may make it more difficult for a third party to acquire or discourage a third-party from attempting to acquire control of Calyxt. These provisions could also make it more difficult for a third party to acquire the Company, even if the third party’s offer may be considered beneficial by many stockholders, including transactions in which its stockholders might otherwise receive a premium for their shares of the Company’s common stock. Further, these provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock, possibly depressing the market price of its common stock. As a result, stockholders may be limited in their ability to obtain a premium for their shares both while ownership of the Company’s common stock is concentrated with Cellectis and after.

The Company is a “controlled company” within the meaning of the rules of the Nasdaq Global Market and, as a result, relies on exemptions from certain corporate governance requirements. The Company’s stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because Cellectis controls the majority of the voting power of the Company’s outstanding common stock, it is a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Global Market. Under these rules, a listed company of which more than 50 percent of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement to have a majority independent board of directors or fully independent nominating and compensation committees. The Company is relying upon and expects to continue to rely upon some of these exemptions from the Nasdaq Global Market corporate governance requirements. Accordingly, not all stockholders will have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the Nasdaq Global Market.

The Company is an “emerging growth company” and has reduced disclosure requirements that may make its common stock less attractive to investors.

The Company is an “emerging growth company,” as defined in the JOBS Act, and takes advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”. Investors may find the Company’s common stock less attractive because of its reliance on these exemptions and, as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Risks Related to the Organization and Governance

Changes to the Company’s strategic business focus have placed significant demands on the Company’s management and the Company’s infrastructure.

Since the Company’s initial public offering, the strategic focus of the business has undergone changes. Most recently, in October 2021, the Company announced the launch of a strategic initiative which focused it on engineering synthetic biology solutions. The changes to the Company’s strategic focus has placed, and may continue to place, significant demands on the Company’s management and its operational and financial infrastructure. Managing a significant change in business focus requires significant expenditures and allocation of valuable management resources. If the Company fails to achieve the necessary level of efficiency in its organization as it evolves, its business, financial condition and results of operations would be adversely impacted.

The Company depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if it loses key management personnel or cannot attract and retain other qualified personnel.

The Company’s success depends to a significant degree upon the technical skills and continued service of certain members of its management and other key employees. The loss of the services of the Company’s management or key employees may delay or prevent the timely and successful execution of its business strategies and objectives. The Company’s business is dependent on its ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, biochemistry, plant genetics, mathematics, and other subjects relevant to its operations. The Company’s ability to successfully implement its strategic focus also depends on recruiting and retaining personnel with the necessary background and ability to understand its systems at a technical level to effectively identify and sell to potential new customers. Competition for these highly skilled employees is intense.

To attract top talent, the Company believes it will need to offer competitive compensation and benefits packages, including equity incentive compensation, which may require significant investment. If the Company is unable to offer competitive compensation this may make it more difficult for it to attract and retain key employees. Moreover, if the perceived value of the Company’s equity awards declines, it may adversely affect the Company’s ability to attract and retain key employees. Further, all of the Company’s current employees are employed at-will and could depart with little or no prior notice. If the Company does not maintain the necessary personnel to accomplish its business objectives, it may experience staffing constraints that adversely affect its ability to support its R&D programs, customer acquisition efforts, and operations.

There can be no assurance that the Company will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on its business, financial condition, and results of operations.

The Company’s business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in its cyber-security.

Increased information systems security threats, cyber- or phishing-attacks and more sophisticated, targeted computer invasions pose a risk to the security of the Company’s systems and networks, and the confidentiality, availability, and integrity of its data, operations, and communications, and the exposure to such risks is enhanced in the Company’s remote work environment as a result of the COVID-19 pandemic. Cyber-attacks against the Company’s technology platform and infrastructure could result in exposure of confidential information, the modification of critical data, and/or the failure of critical operations. Likewise, improper or inadvertent employee behavior, including data privacy breaches by employees and others with permitted access to the Company’s systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While the Company attempts to mitigate these risks by employing a number of measures, including security measures, employee training, comprehensive monitoring of networks and systems, maintenance of backup and protective systems, and incident response procedures, if these measures prove inadequate, the Company could be adversely affected by, among other things, loss or damage of intellectual property, proprietary and confidential information, data integrity, and communications or customer data, increased costs to prevent, respond to, or mitigate these cyber security threats and interruptions of its business operations.

The Company’s business activities are currently conducted at a limited number of locations, which makes it susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

The Company’s current headquarters and R&D facilities, which include an office, labs, the BioFactory pilot facility, greenhouses, and field-testing plots are in Roseville, Minnesota. The Company takes precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. Although the Company maintains levels of insurance that it believes are customary for its industry, its insurance policies may not cover certain losses, or losses may exceed the Company’s coverage limits. A natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or other intentional or negligent acts, including acts of vandalism, could damage or destroy the Company’s equipment, inventory, development projects, data, and cause it to incur significant additional expenses to repair or replace the damaged physical facilities, which increase the development schedule for the products under development for customers.